June 18, 2025

Alexander Zwyer
Chief Executive Officer
NLS Pharmaceutics Ltd.
The Circle 6
8058 Zurich, Switzerland

       Re: NLS Pharmaceutics Ltd.
           Amendment No. 3 to Registration Statement on Form F-4
           Filed June 9, 2025
           File No. 333-284075
Dear Alexander Zwyer:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 15, 2025 letter.

Amendment No. 3 to Registration Statement on Form F-4
Kadimastem Business
Kadimastem Overview, page 199

1. We note your reference to NCT0348205010. To the extent this is intended to be a reference to NCT03482050, please revise your disclosure accordingly. Alternatively, please advise.

       We further note your statements that transplantation of AstroRx cells enhances treatment and slows disease progression. Please revise to clarify, if true, that there was no placebo component in the trial in which AstroRx was evaluated, that the trial was not designed to evaluate efficacy and that is it is possible that effects observed in this trial will not be demonstrated in larger clinical trials in the future. June 18, 2025
Page 2

Encap-IsletRx, page 211

2. We note your response to prior comment 3 and reissue. Given that you have yet to conduct studies demonstrating the efficacy of this product candidate and delivery strategy, please remove references to "efficacy" in the title of your figure on page
       212 labeled "Encap-IsletRx Preclinical Efficacy."
Key Commercial Agreements, page 212

3. We note Kadimastem entered into a collaboration agreement with Pluir, Inc. for clinical manufacturing of Kadimastem's product. Please expand the discussion to describe all material terms of the agreement, including a description of each party's rights and obligations and a summary of the term and termination provisions.
Unaudited Pro Forma Condensed Combined Financial Statements
Note 2 - Pro Forma Adjustments, page 268

4.     Refer to adjustment (O). We note that you have a pro forma adjustment for
       approximately $15.5 million for    Intangible assets     primarily
implied R&D.    Please
       explain what you mean by implied R&D and explain how the value was determined. Cite any authoritative literature upon which you relied.
5.     As a related matter, we note on the face of your pro forma balance sheet this
       adjustment has been referred to as goodwill rather than Intangible
assets     primarily
       implied R&D. Please advise us or revise your filing accordingly.
       Please contact Eric Atallah at 202-551-3663 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-
4224 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Ron Ben-Bassat, Esq.